EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2012	2011	2010	2009	2008
Earnings (loss) from continuing operations before income taxes	$483	$(231)	$596	$396	$690
Less: Equity earnings	64	(66)	(59)	(53)	(51)
Add: Total fixed charges deducted from earnings	257	320	260	228	261
Dividends received from equity investees	50	50	62	34	25
Earnings available for payment of fixed charges	$854	$73	$859	$605	$925

Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$248	$314	$249	$222	$253
Portion of operating lease rental deemed to be interest	9	6	11	6	8
Total fixed charges deducted from earnings and total fixed charges	$257	$320	$260	$228	$261

Ratio of earnings to fixed charges	3.3		3.3	2.7	3.5
Deficiency of earnings available to cover fixed charges		$247